                                   Filed by Engineered Support Systems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                            Under the Securities Act of 1934

                           Subject Company: Engineered Support Systems, Inc.
                                               Commission File No. 000-13880


BUYER SHANAHAN SAID IT WAS TIME THAT HE BECOME SELLER SHANAHAN
By David Nicklaus

ST. LOUIS POST-DISPATCH 10/23/2005

Mike Shanahan Sr. stunned St. Louis last month with the announcement that Engineered Support Systems, one of the defense industry's most voracious acquirers, had turned seller.

Shanahan and his team, who provided shareholders with a return that approached 4,000 percent over the last 10 years, are cashing in their chips, selling to DRS Technologies of Parsippany, N.J., for nearly $2 billion.

But why did they seek an exit strategy now, when the U.S. military seems to have a strong appetite for the sort of necessities that Engineered Support provides?

Shanahan, Engineered Support's chairman and co-founder, provided some answers last week in an interview at his Ladue home. It's the first time he has spoken publicly about the acquisition.

Shanahan started by walking me through the strategic-planning process that his board has used for several years. At each meeting, he explained, directors look at companies that Engineered Support might acquire, and also look at larger companies that might consider Engineered Support an attractive target.

Until recently, the board has always decided it could create the most shareholder value by buying small defense contractors. And that strategy has been successful: Sales and earnings both have increased tenfold since 1999.

But this summer, Shanahan says, being a buyer came to look less attractive and becoming a seller, or at least merging with a similar-sized company, became the preferred path.

Given that direction from the board, Chief Executive Gerald Potthoff quickly resumed informal discussions that had begun earlier with DRS. The discussions became serious by July and resulted in an offer in September. Assuming that shareholders and regulators approve, Engineered Support will fade into history sometime next year.

I'm probably oversimplifying, but I think I can boil down the reasons for the strategic about-face to two: Advancing age and Sarbanes-Oxley.

Shanahan, 65, officially retired in May and became non-executive chairman. Potthoff, also 65, is scheduled to retire in March. Ronald Davis, a third member of the company's office of the chairman, retired in June due to health concerns. So the four-person team that made Engineered Support such a successful acquirer will soon be down to one man, Chief Financial Officer Gary Gerhardt.

Shanahan says he and the board have confidence in the next generation of leaders, headed by President Daniel Rodrigues, but he fears that the stock market would have viewed them as untested.

"We took the company public (in 1985) ... and we fell like a rock. I've been through that," he said. "The next team would have done an excellent job. They're very solid," Shanahan explained. "The only question is whether they would have been given time to prove themselves."

The Sarbanes-Oxley Act had a more subtle effect. Shanahan has bristled at Post-Dispatch articles detailing the company's executive-pay practices, and even barred my colleague Tim McLaughlin from this year's shareholder meeting, but he says the company has complied successfully with Sarbanes-Oxley and other new corporate-governance requirements.

Compliance is costly, though, and a public company has to be bigger today to absorb that cost. At the same time, Shanahan says, acquiring a small private company - and bringing its internal controls up to Sarbanes-Oxley standards
- has become more difficult and more time-consuming.

Shanahan emphasizes that he's not opposed to transparency, tighter accounting controls or any of the recent governance reforms. "I think it will be good for business in the long run," he says. "But it's going to be a difficult time for companies to navigate the waters."

So, this longtime captain is leaving the bridge. Shanahan, a fixture in local civic affairs, has chaired everything from the Blues to the St. Louis University trustees, but he says he isn't looking for any new commitments at the moment. He turned down the offer of a board seat at DRS, and may consider another business venture, "but not right away."

It'll be too bad if he really does fade from the headlines. St. Louis hasn't seen many entrepreneurs as successful, or as colorful, as Mike Shanahan Sr.